Exhibit 7.2

MTR Corporation Limited

Computation of

Ratio of Debt to Shareholders’ Equity

Based on US GAAP

(Expressed in millions of HK$)

	As of December 31
	1999	2000	2001	2002	2003
Loans, obligations under finance leases and bank overdrafts (A)	23,310	27,152	31,745	34,793	32,906
Shareholders’ equity (B)	37,879	41,322	44,870	46,942	47,534
Ratio of Debt to Shareholders’ Funds (A)/(B)	0.62	0.66	0.71	0.74	0.69